Exhibit 99.2

UNITED STATES BASKETBALL LEAGUE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 23, 2022, United States Basketball League, Inc. (“USBL”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shurepower, LLC d/b/a Shorepower Technologies, Inc. (“Shorepower”) under which Shorepower will be merged with and into USBL subject to several closing conditions, including satisfactory completion of due diligence reviews by each party to the Merger Agreement, Shorepower providing USBL with the most recent two years of audited financial statements by a PCAOB auditor, USBL authorizing a new class of Series B preferred stock with each Series B preferred share having the voting power of 40 shares of USBL common stock, USBL completing a stock and warrant financing to have a minimum of $480,000 in cash at closing (the “USBL Pre-Merger Financing”) and USBL not having any debt or contingent liabilities of any kind at the time of the closing.

Under the terms of the Merger Agreement, following the closing, Shorepower shall own 55% of the issued and outstanding shares of USBL common stock that includes any dilution from the USBL Pre-Merger Financing, Shorepower shall receive 2,000,000 shares of a Series B Preferred stock and the right to receive the following additional shares of USBL common stock upon achieving the following milestones: (i) an additional 2.5% of the issued and outstanding USBL Common Stock upon the completion of either (a) the conversion of 75 existing connection points to Level 2 or greater or the (b) installation of 75 new connection points to revenue producing stations in the first 12 months or some combination of the two yielding 75 units, (ii) an additional 2.5% of the of the issued and outstanding USBL Common Stock upon (a) the application for $10M in grants and/or the (b) the award of $1.0 million in grants in the first 18 months; (iii) an additional 2.5% of the issued and outstanding USBL common stock outstanding upon the completion of acquisitions in the first 24 months generating no less than $3.0 million in gross revenues and (iv) an additional 500,000 shares of USBL common stock upon acquiring or hiring the following key personnel in the first six months after the effective date of the merger: (a) three or more qualified Board members and (b) at least three of the following four individuals having the following qualifications: one sales/marketing person, one grant writer/Government relations person, one technician/maintenance person and one software programmer/engineer.

The following unaudited pro forma condensed combined financial information is based on the financial statements of the Company and Shorepower.

Shorepower is a transportation electrification company that builds, deploys and operates plug-in stations that allow vehicles and refrigerated trailers to conveniently access electric power while parked or staged, resulting in cost savings for fleets and drivers that will not have to use petroleum fuel thus significantly reducing associated toxic emissions and greenhouse gases from replacing diesel fuel with electric power.

The notes to the unaudited pro forma condensed combined financial information describe the reclassifications and adjustments to the financial information presented.

The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial position that the Company would have reported had the Shorepower acquisition been completed as of the dates presented and should not be taken as a representation of the Company’s future consolidated results of operation or financial position.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements also do not include any integration costs, cost overlap or estimated future transaction costs that the companies expect to incur as a result of the acquisition.

The historical financial information has been adjusted to give effect to events that are directly attributable to the Acquisition, factually supportable and expected to have a continuing impact on the results of the combined company. Per Rules 8-05, 11-01 and 11-02 of Regulation S-X, the historical financials of the companies are within one quarter of one another; therefore, no adjustments were made to the periods presented. The adjustments that are included in the following unaudited pro forma condensed combined financial statements are described in Note 3 below, which includes the numbered notes that are marked in those financial statements.

UNITED STATES BASKETBALL LEAGUE, INC.

Unaudited Pro Forma Condensed Combined Balance Sheets

	United States Basketball League, Inc. as of November 30, 2022	Shurepower, LLC as of November 30, 2022	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current Assets:
Cash	$133,713	$12,754	$660,000		$806,467
Prepaid stock for services	135,000	—	—		135,000
Other prepaids	2,440	—	—		2,440
Inventory	—	6,455	—		6,455
Total Current Assets	271,153	19,209	660,000		950,362

Other assets	—	1,000	—		1,000

Total Assets	$271,153	$20,209	$660,000		$951,362

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable and accrued expenses	$5,040	$79,675	$—		$84,715
Related party payables	—	1,648,354	—		1,648,354
8Loan payables	—	111,395			111,395
Total Current Liabilities	5,040	1,839,424	—		1,844,464

Total Liabilities	5,040	1,839,424	—		1,844,464

Shareholders’ Equity (Deficit):
Preferred stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—	—	—	—
Series A preferred stock, $0.01 par value, 1,105,644 shares designated; no shares issued and outstanding	—	—	—	—	—
Series B preferred stock, $0.01 par value, 2,000,000 shares designated; no shares issued and outstanding	—	—	20,000	(2)	20,000
Common stock, $0.01 par value, 100,000,000 shares authorized; 10,345,348 shares issued and outstanding	103,453	—	110,000	(1)	213,453
Additional paid-in-capital	7,736,701	—	530,000	(1) (2)	8,266,701
Accumulated deficit	(7,531,587)	(1,819,215)	—		(9,350,802)
Treasury stock, at cost	(42,454)	—	—		(42,454)
Total Shareholders’ Equity (Deficit)	266,113	(1,819,215)	660,000		(893,102)

Total Liabilities and Shareholders’ Deficit	$271,153	$20,209	$660,000		$951,362

UNITED STATES BASKETBALL LEAGUE, INC.

Unaudited Pro Forma Condensed Combined Statements of Operations

	United States Basketball League, Inc. for the nine months ended November 30, 2022	Shurepower, LLC for the nine months ended September 30, 2022	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$—	$20,320	$—		$20,320
Cost of revenues	—	1,941	—		1,941
Gross profit	—	18,379	—		18,379

Operating Expenses:
Professional fees	17,940	—	—		17,940
General and administrative	117,933	178,033	—		295,966
Director compensation	202,500	—	—		202,500
Total operating expenses	338,373	178,033	—		516,406

Loss from operations	(338,373)	(159,654)	—		(498,027)

Other Expense:
Impairment expense	—	(46,063)	—		(46,063)
Interest expense	—	(1,514)	—		(1,514)
Total other expense	—	(47,577)	—		(47,577)

Net loss	$(338,373)	$(207,231)	$—		$(545,604)

Net loss per common share, basic and diluted	$(0.04)				$(0.02)

Weighted average number of common shares outstanding, basic and diluted	9,030,803				20,030,803

UNITED STATES BASKETBALL LEAGUE, INC.

Unaudited Pro Forma Condensed Combined Statements of Operations

	United States Basketball League, Inc. for the year ended February, 2022	Shurepower, LLC for the year ended December 31, 2021	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$—	$206,614	$—		$206,614
Revenue – related party	5,000	—	—		5,000
Cost of revenues	—	1,468	—		1,468
Gross profit	5,000	205,146	—		210,146

Operating Expenses:
Professional fees	31,551	—	—		31,551
General and administrative	229,484	227,457	—		456,941
Director compensation	48,000	—	—		48,000
Total operating expenses	309,035	227,457	—		536,492

Loss from operations	(304,035)	(22,311)	—		(326,346)

Other Income (Expense):
Other income	2,000	9,014	—		11,014
Interest expense	(1,699,145)	(8,063)	—		(1,707,208)
Gain on forgiveness of debt	55,270	—	—		55,270
Loss on conversion of debt	(127,480)	—	—		(127,480)
Total other income (expense)	(1,769,355)	951	—		(1,768,404)

Net loss	$(2,073,390)	$(21,360)	$—		$(2,094,750)

Net loss per common share, basic and diluted	$(0.36)				$(0.13)

Weighted average number of common shares outstanding, basic and diluted	5,752,866				16,752,866

UNITED STATES BASKETBALL LEAGUE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma statement of operations for the periods presented, is based on the financial statements of the Company and Shorepower, after giving effect to the Company’s acquisition of Shorepower that was consummated on March 22, 2023, and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

NOTE 2 - ACQUISITION OF SHUREPOWER, LLC

On March 22, 2023 (the “Closing Date”), United States Basketball League, Inc. (“USBL”, “the Company”) and Shurepower, LLC d/b/a Shorepower Technologies, Inc. (“Shorepower”), consummated the merger contemplated by that certain Merger Agreement (the “Merger Agreement”) made and entered into as of November 23, 2022, by and among USBL and Shorepower. Under the terms of the Merger Agreement, Shorepower now owns 55% of the issued and outstanding shares of USBL common stock that includes any dilution from the USBL Pre-Merger Financing, Shorepower has received 2,000,000 shares of a Series B Preferred stock.

Following the Closing, Shorepower will be deemed the accounting predecessor of the Merger and will be the successor registrant for SEC purposes, meaning that Shorepower’s financial statements for previous periods will be disclosed in the Company’s future periodic reports filed with the SEC.

The Merger is accounted for as a reverse recapitalization. Under this method of accounting, USBL will be treated as the acquired company for financial statement reporting purposes.

NOTE 3 - PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Company’s unaudited pro forma condensed combined financial information:

(1)	Adjustment to account for the sale of 11,000,000 common stock units. Each unit consists of one share of common stock and one warrant to purchase one additional share of common stock. Total proceeds from the sale of the common stock units is $660,000.
(2)	Adjustment to account for the issuance of 2,000,000 shares of the Company’s Series B preferred stock.